CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2018

(Expressed in Canadian Dollars)

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
SilverCrest Metals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of SilverCrest Metals Inc. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2018 and 2017 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017 and its financial performance and its cash flows for the years ended December 31, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

Without qualifying our opinion on the consolidated financial statements, we draw attention to Note 2 to the financial statements, which indicates that the Company has changed its method of accounting for financial instruments in 2018 due to adoption of IFRS 9 – Financial Instruments.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matters

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional
Accountants

March 11, 2019

4

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)
AS AT DECEMBER 31,

	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$44,013,742	$10,116,324
Amounts receivable (note 7)	170,574	68,636
Taxes receivable	36,519	19,500
Prepaids	353,095	108,195
Total current assets	44,573,930	10,312,655

Non-current assets
Taxes receivable	3,877,934	1,526,702
Deposits	70,553	58,076
Property and equipment (note 6)	1,302,884	1,001,038
Exploration and evaluation assets (note 5)	31,615,763	13,994,090
Total non-current assets	36,867,134	16,579,906

TOTAL ASSETS	$81,441,064	$26,892,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 7)	$1,462,538	$906,291

Shareholders' equity
Capital stock (note 8)	86,745,544	29,899,525
Share-based payment reserve (note 8)	6,196,165	3,278,378
Deficit	(12,963,183)	(7,191,633)
Total shareholders' equity	79,978,526	25,986,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$81,441,064	$26,892,561

Nature of operations (note 1)
Commitment (note 11)
Subsequent events (note 14)

Approved by the Board and authorized for issue on March 11, 2019:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these consolidated financial statements.

5

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31,

	2018	2017

Depreciation (note 6)	$3,971	$5,179
Exploration expenditures	139,659	113,254
Foreign exchange (gain) loss	(912,045)	233,397
Impairment (note 5)	642,283	76,387
Insurance	132,620	59,760
Interest income	(335,164)	(41,571)
Management and director fees (note 7)	500,289	327,432
Office and miscellaneous	139,388	80,234
Professional fees (note 7)	315,049	188,127
Regulatory and transfer agent fees	238,338	91,846
Rent and communications	192,043	160,380
Remuneration (note 7)	1,466,109	577,690
Share-based compensation (notes 7 and 8)	2,544,834	2,451,021
Shareholder and investor relations	231,312	210,718
Technical consultants	24,000	81,854
Tradeshow and travel	448,864	259,553
Net and comprehensive loss for the year	$(5,771,550)	$(4,875,261)

Basic and diluted comprehensive loss per common share	$(0.08)	$(0.10)

Weighted average number of common shares outstanding	70,910,735	49,710,685

The accompanying notes are an integral part of these consolidated financial statements.

6

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31,

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(5,771,550)	$(4,875,261)
Items not affecting cash:
Depreciation	3,971	5,179
Impairment	642,283	76,387
Interest income	(335,164)	(41,571)
Share-based compensation	2,544,834	2,451,021
Changes in non-cash working capital items:
Amounts receivable	(55,052)	(9,453)
Taxes receivable	(2,368,251)	(1,083,189)
Prepaids and deposits	(257,377)	(11,987)
Accounts payable and accrued liabilities	266,882	60,431
Net cash used in operating activities	(5,329,424)	(3,428,443)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	288,278	48,955
Exploration and evaluation assets	(17,010,194)	(9,023,908)
Option payment received	126,007	-
Purchase of property and equipment	(360,579)	(943,259)
Sale of short-term investments	-	4,000,000
Net cash used in investing activities	(16,956,488)	(5,918,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	57,674,819	11,299,465
Capital stock issuance costs	(1,491,489)	(765,203)
Net cash provided by financing activities	56,183,330	10,534,262

Change in cash and cash equivalents, during the year	33,897,418	1,187,607
Cash and cash equivalents, beginning of the year	10,116,324	8,928,717
Cash and cash equivalents, end of the year	$44,013,742	$10,116,324

Cash and cash equivalents is represented by:
Cash	$39,614,197	$10,116,324
Cash equivalents	4,399,545	-
Total cash and cash equivalents	$44,013,742	$10,116,324

Non-cash investing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$846,814	$641,820
Fair value of shares issued for mineral property	$682,992	$-
Depreciation	$54,762	$38,305
Share-based compensation	$437,021	$285,723
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$184,647	$100,276

The accompanying notes are an integral part of these consolidated financial statements.

7

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2016	47,772,517	$19,362,804	$544,757	$(2,316,372)	$17,591,189

Capital stock issued (note 8)	9,572,810	10,051,451	-	-	10,051,451
Capital stock issuance costs, net of recovery (note 8)	-	(765,867)	-	-	(765,867)
Warrants exercised (note 8)	6,232,571	1,246,514	-	-	1,246,514
Stock options exercised (note 8)	25,005	4,623	(3,123)	-	1,500
Share-based compensation (note 8)	-	-	2,736,744	-	2,736,744
Net and comprehensive loss for the year	-	-	-	(4,875,261)	(4,875,261)

Balance at December 31, 2017	63,602,903	29,899,525	3,278,378	(7,191,633)	25,986,270

Capital stock issued (note 8)	16,886,895	48,663,339	-	-	48,663,339
Shares issued for mineral property (notes 5 and 8)	236,750	682,992	-	-	682,992
Capital stock issuance costs, net of recovery (note 8)	-	(1,575,860)	-	-	(1,575,860)
Warrants exercised (note 8)	3,511,085	8,901,880	-	-	8,901,880
Stock options exercised (note 8)	685,000	173,668	(64,068)	-	109,600
Share-based compensation (note 8)	-	-	2,981,855	-	2,981,855
Net and comprehensive loss for the year	-	-	-	(5,771,550)	(5,771,550)

Balance at December 31, 2018	84,922,633	$86,745,544	$6,196,165	$(12,963,183)	$79,978,526

The accompanying notes are an integral part of these consolidated financial statements.

8

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

1.           NATURE OF OPERATIONS

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the TSX Venture Exchange under the symbol “SIL” and on the NYSE-American under the symbol “SILV”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $44 million, as of December 31, 2018 contribute to working capital of $43 million, which management believes will be sufficient to fund its minimum exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to advance beyond the currently planned surface and underground exploration programs at Las Chispas, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRSs in effect as at December 31, 2018.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on March 11, 2019.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexican corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexican corporation. The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Taxes receivable

Current taxes receivable consists of Goods and Services Tax receivables generated on the purchase of supplies and services, and are refundable from the Canadian government. Non-current taxes receivable consists of Value Added Tax (“VAT”) receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classified VAT receivables as non-current as it does not expect collection to occur within the next year. The VAT refund process in Mexico requires a significant amount of information and follow-up and the timing of collection of VAT receivables is uncertain. The Company believes that taxes receivable balances are fully recoverable and has not provided an allowance.

9

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment charges. Equipment is depreciated using the straight-line method over the estimated useful lives of the individual assets. The significant classes of equipment and their useful lives are as follows:

Computer equipment	3-4 years	Office equipment and furniture	5-10 years
Computer software	1 year	Vehicles	4 years

An item of equipment is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.

Exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors, and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

•	Such costs are expected to be recouped in full through the successful exploration and development of the mineral property or alternatively, by sale; or
•

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive loss at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Capitalized exploration and evaluation expenditures are tested for impairment before they are transferred to development properties.

Impairment of tangible and intangible assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to dispose (“FVLCTD”) and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

10

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized when a reliable estimate can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a pre-tax discount rate reflecting a risk-free rate (the time value of money) plus risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. At this time, the Company does not have any significant asset retirement obligations.

Foreign currency translation

The presentation currency of the Company is the Canadian dollar. The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its parent entity and subsidiaries to be the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of comprehensive loss over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of comprehensive loss, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each equity financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are valued based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

11

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, including immediate family members of the individual, or corporate entities, including the Company’s wholly-owned subsidiaries. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

12

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Classification (continued)

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Amounts receivable	Amortized cost	Amortized cost
Accounts payable	Amortized cost	Amortized cost

The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. As the Company has no revenues, the change did not impact accumulated deficit or any assets and liabilities on the transition date.

3.           CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

13

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

3.           CRITICAL JUDGMENTS AND ESTIMATES (continued)

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

Functional currency
The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined the functional currency of its Canadian and Mexican entities to be the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of non-current assets
Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable reserves, resources, and exploration potential; production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable reserves, resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Share-based payments
The Company uses the Black-Scholes Option Pricing Model for the valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate, expiry date, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve.

Income taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

4.           NEW STANDARDS NOT YET ADOPTED

IFRS 16, published on January 13, 2016, supersedes IAS 17 – Leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless a lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to reporting periods beginning on or after January 1, 2019.

14

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

4.           NEW STANDARDS NOT YET ADOPTED (continued)

The Company plans to apply IFRS 16 effective January 1, 2019 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease obligations related to its lease commitments for its office lease. It will be measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right of use asset will be measured at the lease obligation amount, less prepaid lease payments, resulting in no adjustment to the opening balance of retained earnings. The Company intends to apply the following practical expedients permitted under the new standard:

  leases of low dollar value will continue to be expensed as incurred; and
  the Company will not apply any grandfathering practical expedients.

As at January 1, 2019 the Company expects to recognize approximately $602,000 in right-of-use assets and $638,000 of incremental lease obligations.

5.           EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de Mayo	Guadalupe	Huasabas	Las Chispas(1)	Other	Total
Balance at December 31, 2016	$95,882	$508,805	$353,022	$3,129,247	$73,677	$4,160,633
Expenditures	9,204	26,740	1,114	9,811,677	61,109	9,909,844
Impairment	(76,387)	-	-	-	-	(76,387)
Balance at December 31, 2017	28,699	535,545	354,136	12,940,924	134,786	13,994,090
Expenditures	68,789	-	3,586	18,265,301	52,287	18,389,963
Recovery of exploration and evaluation expenditures	-	(126,007)	-	-	-	(126,007)
Impairment	(97,488)	-	(357,722)	-	(187,073)	(642,283)
Balance at December 31, 2018	$-	$409,538	$-	$31,206,225	$-	$31,615,763

(1) The following table details the Company’s Las Chispas exploration and evaluation asset expenditures to date:

	Cumulative to December 31, 2016	Expenditures during the year	Cumulative to December 31, 2017	Expenditures during the year	Cumulative to December 31, 2018

Acquisition costs:
Option, concession, and surface rights payments (note 8)	$312,140	$623,452	$935,592	$3,861,590	$4,797,182
Exploration and evaluation expenditures:
Assays	371,891	1,018,392	1,390,283	1,422,284	2,812,567
Depreciation (note 6)	-	38,305	38,305	54,762	93,067
Drilling	1,642,359	5,825,873	7,468,232	10,044,369	17,512,601
Field and administrative costs	185,210	1,024,891	1,210,101	636,955	1,847,056
Salaries and remuneration (notes 7)	455,543	673,268	1,128,811	1,344,513	2,473,324
Share-based compensation (notes 7 and 8)	28,097	285,723	313,820	437,021	750,841
Technical consulting services (note 7)	43,980	207,326	251,306	393,109	644,415
Travel and lodging	90,027	114,447	204,474	70,698	275,172
TOTAL	$3,129,247	$9,811,677	$12,940,924	$18,265,301	$31,206,225

15

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

5.           EXPLORATION AND EVALUATION ASSETS (continued)

The following table summarizes the option payments for concessions at the Las Chispas Property in Sonora, Mexico:

	# of		Future option	Paid in 2018	Paid in 2017	Prior option	Total option
Property	concessions	Title %	payments (US$)	(US$)	(US$)	payments (US$)	payments (US$)
Las Chispas	6	100%	$-	$-	$-	$-	$-
Las Chispas	1	100%	$-	$100,000	$40,000	$10,000	$150,000

A 2% net smelter return royalty is payable for material from this concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined. In 2018 and 2017, in relation to this concession, the Company made option payments of $126,510 (US$ 100,000) and $51,944 (US$40,000) respectively.

Las Chispas	4	20%	$360,000	$146,400	$35,000	$30,000	$571,400

The Company had the right and option to purchase an undivided 100% title in four concessions for total consideration of US$575,000. On June 27, 2018, the Company and an option holder representing a 20% title to the four mining concessions agreed to amend the schedule of remaining payments whereby the Company could exercise its option and earn a 20% interest in the concessions. The original payment schedule called for a payment of US$20,000 (of a total US$100,000) on May 20, 2019 and US$70,000 (of a total US$350,000) on May 20, 2020. The amended payment schedule called for an option payment of US$86,400, representing a 4% discount to the original total remaining payments of US$90,000, on June 27, 2018, for an amended total of $571,400. As a result, the Company made a payment of $111,551 (US$86,400), as amended, and earned a 20% interest in the concessions. In 2018 and 2017, in relation to these concessions, the Company made total option payments of $189,017 (US$ 146,400) and $45,451 (US$35,000) respectively.

Las Chispas	13	100%	$-	$2,525,000	$300,000	$125,000	$2,950,000

The Company received the right and option to purchase an undivided 100% title in 13 concessions for total consideration of US$2,950,000. During 2017, the Company and the concession holder agreed to amend the schedule of remaining payments. The original payment schedule detailed a final payment of US$2,725,000 on June 2, 2018. Of which US$500,000 was payable in common shares of SilverCrest and an additional US$500,000, at the concession holder’s option, could be paid in common shares of SilverCrest. As a result, during 2018, the Company paid $2,644,144 (US$2,025,000) in cash and US$500,000 in common shares for a total of US$2,525,000, as amended. The Company issued 236,750 common shares with a fair value of $682,992 (note 8), which was recorded as an acquisition cost. The concession holder did not exercise their right to receive common shares. Total acquisition costs of $3,327,136 were recorded in 2018. During 2017, the Company paid $129,860 (US$100,000), as scheduled, and $259,720 (US$200,000), as amended, for total options payments of $389,580 (US$300,000).

Las Chispas	1	0%	$100,000	$-	$20,000	$30,000	$150,000
Las Chispas	1	67%	$-	$-	$5,000	$-	$5,000

The remaining 33% is owned by a local Mexican family and not optioned to SilverCrest.

Las Chispas	2	0%	$150,000	$26,697	$-	$-	$176,697

During 2018, the Company acquired an option to purchase the rights to a mining concession application from a local Mexican company. The Company also agreed to pay US$150,000 upon receiving 100% title to the concession.

Total Las Chispas Concessions	28	$610,000	$2,798,097	$400,000	$195,000	$4,003,097

16

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

5.           EXPLORATION AND EVALUATION ASSETS (continued)

The following table summarizes the option payments for concessions at the Cruz de Mayo Property in Sonora, Mexico:

			Future option			Prior option	Total option
	# of		payments	Paid in 2018	Paid in 2017	payments	payments
Property	concessions	Title %	(US$)	(US$)	(US$)	(US$)	(US$)
Cruz de Mayo	1	100%	$-	$-	$-	$-	$-
Cruz de Mayo	1	0%	$655,000	$100,000	$-	$245,000	$1,000,000

The Company had an option to purchase a 100% interest in the El Gueriguito concession, which was terminated in December 2017. As a result, during 2017, the Company recorded impairment expense of $76,387 for related previously capitalized costs. During 2018, the Company reinstated its option agreement for this concession and made payments of $130,575 (US$100,000). While the Company continues to have either a 100% interest or the option to purchase a 100% interest in the Cruz de Mayo concessions, no substantive exploration expenditures are currently budgeted nor planned. As a result during 2018, the Company recorded impairment expense of $97,488 for all remaining capitalized costs relating to theseconcessions.

Total Cruz De Mayo Concessions	2	$655,000	$100,000	$-	$245,000	$1,000,000

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata, and Estacion Llano.

On February 28, 2018, the Company entered into an option agreement whereby the optionee can earn a 100% interest in the Guadalupe property by making staged payments of $126,007 (US$100,000) upon signing (received), US$100,000 on February 28, 2019 (received subsequent to December 31, 2018), and US$300,000 on February 28, 2020. The Company recorded the option payment and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property.

While the Company continues to have a 100% interest in the Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted nor planned. As a result during 2018, the Company recorded impairment expense of $544,795 for all previously capitalized costs related to these properties.

6.           PROPERTY AND EQUIPMENT

	Computer	Equipment	Vehicle	Land(1)	Total
Cost
Balance at December 31, 2016	$18,911	$47,047	$64,061	$-	$130,019
Additions	13,521	31,399	43,365	854,974	943,259
As at December 31, 2017	32,432	78,446	107,426	854,974	1,073,278
Additions	9,664	629	111,756	238,530	360,579
As at December 31, 2018	$42,096	$79,075	$219,182	$1,093,504	$1,433,857
Accumulated depreciation
Balance at December 31, 2016	$9,192	$5,513	$14,051	$-	$28,756
Depreciation for the year	8,670	11,630	23,184	-	43,484
As at December 31, 2017	17,862	17,143	37,235	-	72,240
Depreciation for the year(2)	8,370	8,009	42,354	-	58,733
As at December 31, 2018	$26,232	$25,152	$79,589	$-	$130,973

Carrying amounts
As at December 31, 2017	$14,570	$61,303	$70,191	$854,974	$1,001,038
As at December 31, 2018	$15,864	$53,923	$139,593	$1,093,504	$1,302,884

(1)	In May 2017, the Company’s Mexico subsidiary purchased land located in Sonora, Mexico.
(2)	During 2018, depreciation of $54,762 (2017 – $38,305) was included in exploration and evaluation assets (note 5)

17

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

7.           RELATED PARTY TRANSACTIONS

Professional fees

During 2018, the Company paid or accrued professional fees of $79,804 (2017 – $40,244) and capital stock issuance costs of $259,081 (2017 – $94,945), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2018, $105,375 (2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”). Key management personnel compensation is summarized as follows:

	2018	2017
Management fees (1)	$431,250	$258,750
Management remuneration(2)	612,880	129,745
Director fees	69,039	68,682
Share -based compensation (3)	2,471,541	2,314,719
	$3,584,710	$2,771,896

(1)

During 2018 and 2017, management fees were paid to a company controlled by the CEO. During 2017, management fees were paid to a company controlled by the former Executive Vice President of the Company.

(2)	During 2018, remuneration and short-term benefits were paid to the President, CFO, and COO. During 2017, remuneration and short-term benefits were paid to the CFO.
(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During 2018, the Company:

  paid remuneration of $370,216 (2017 – $166,282) to two employees (2017 – one employee) providing technical services who are immediate family members of the CEO, of which $215,156 (2017 – $130,544) was recorded as exploration and evaluation expenditures (note 5) and $155,060 (2017 – $35,738) was expensed. The Company also recorded share-based compensation of $214,833 (2017 – $165,855) for the vested portion of stock options granted to these employees, of which $126,927 (2017 – $165,855) was recorded as exploration and evaluation expenditures (note 5) and $87,906 (2017 – $Nil) was expensed; and

  paid consulting fees of $Nil (2017 – $76,640) and recorded share-based compensation expense of $Nil (2017 – $33,719), for the vested portion of stock options granted, to a consultant (now one of the two employees noted above) providing technical services who is an immediate family member of the CEO. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures (note 5); and

  the Company recorded a loan receivable of $40,499 from the President which bears an interest rate of 2% per annum and is due on December 31, 2019.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During 2018, the Company allocated to Goldsource $138,541 (2017 – $176,174) for its share of these expenses, of which $79,105 (2017 – $61,104) was receivable from Goldsource at December 31, 2018.

8.           CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

18

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

8.           CAPITAL STOCK (continued)

Issued and outstanding

At December 31, 2018, the Company had 84,922,633 common shares and no preferred shares outstanding.

2018

On January 17, 2018, the Company completed a private placement, with the new President of the Company, of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with the private placement and incurred $15,817 of capital stock issuance costs.

On May 17, 2018, the Company completed a prospectus offering of 8,214,450 common shares at a price of $2.10 per common share for gross proceeds of $17,250,345. The Company incurred $1,313,612 of capital stock issuance costs related to the prospectus offering.

On December 7, 2018, the Company completed a private placement with SSR Mining Inc. of 8,220,645 common shares at a price of $3.73 per common share for gross proceeds of $30,663,006. The Company did not pay a finder’s fee in connection with the private placement and incurred $245,823 of capital stock issuance costs.

During 2018, the Company issued an aggregate of 236,750 common shares to a mineral property concession holder pursuant to a mineral property option agreement (note 5). The fair value of the shares was $682,992 and the Company incurred $10,007 in related capital stock issuance costs.

During 2018, the Company issued 1,052,500 common shares at $1.45 per common share and 2,458,585 common shares at $3.00 per common share for total gross proceeds of $8,901,880 on the exercise of warrants. The Company incurred $2,257 of related capital stock issuance costs. The Company also issued 685,000 common shares at $0.16 per common share for gross proceeds of $109,600 on the exercise of options. Accordingly, the Company reallocated $64,068 from reserves to capital stock.

During 2018, the Company recovered $11,656 (2017 – $7,698) of capital stock issuance costs for shares issued in prior years.

2017

During 2017, the Company issued 6,232,571 common shares at $0.20 per share for gross proceeds of $1,246,514 on the exercise of warrants and 25,005 common shares at $0.06 per share for gross proceeds of $1,500 on the exercise of stock options.

On December 19, 2017, the Company completed a private placement of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,451. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.45 per share until December 19, 2019. During 2017, in connection with the private placement, the Company incurred $773,565 in capital stock issuance costs.

Warrants

Warrant transactions during the year are as follows:

	2018		2017
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of year	7,402,655	$2.00	8,848,821	$1.03
Issued	225,900	2.29	4,786,405	1.45
Exercised	(3,511,085)	2.54	(6,232,571)	0.20
Expired	(157,665)	3.00	-	-
Outstanding, end of year	3,959,805	$1.50	7,402,655	$2.00

19

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

8.           CAPITAL STOCK (continued)

Warrants (continued)

The warrants outstanding at December 31, 2018 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
December 19, 2019	$1.45	0.97	3,733,905
January 17, 2020	$2.29	1.05	225,900
			3,959,805

The weighted average remaining life of warrants outstanding is 0.97 years.

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company’s stock option transactions during the year is as follows:

		2018		2017
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of year	4,825,000	$1.24	3,900,005	$1.06
Issued	3,487,500	2.66	950,000	1.95
Exercised	(685,000)	0.16	(25,005)	0.06
Outstanding, end of year	7,627,500	$1.99	4,825,000	$1.24

During 2018, the Company granted:

  500,000 stock options, on January 2, 2018, to the new President of the Company that can be exercised at a price of $1.84 per share until January 2, 2023;

  955,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.94 per share until January 4, 2023;

  50,000 stock options to an employee that can be exercised at a price of $2.37 per share until March 1, 2023;

  100,000 stock options to a new director that can be exercised at a price of $2.69 per share until May 31, 2023;

  100,000 stock options to a new director that can be exercised at a price of $3.41 per share until November 11, 2023;

  200,000 stock options to the new COO that can be exercised at a price of $3.30 per share until November 13, 2023; and

  1,582,500 stock options to directors, officers, employees, and consultants that can be exercised at a price of $3.24 per share until December 14, 2023.

Options granted during 2018 vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

During 2017, the Company granted:

  100,000 stock options, on January 3, 2017, to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022; and

  850,000 stock options, on August 4, 2017, to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022.

Options granted during 2017 vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

20

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

8.           CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable at December 31, 2018 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
December 9, 2020	$0.16	1,565,000	1.94	1,565,000
October 17, 2021	$2.56	100,000	2.80	100,000
December 9, 2021	$2.30	1,525,000	2.94	1,525,000
January 3, 2022	$2.55	100,000	3.01	100,000
August 4, 2022	$1.88	850,000	3.59	850,000
January 2, 2023	$1.84	500,000	4.01	375,000
January 4, 2023	$1.94	955,000	4.01	716,250
March 1, 2023	$2.37	50,000	4.17	37,500
May 31, 2023	$2.69	100,000	4.42	50,000
November 11, 2023	$3.41	100,000	4.87	-
November 13, 2023	$3.30	200,000	4.87	-
December 14, 2023	$3.24	1,582,500	4.96	-
		7,627,500		5,318,750

The weighted average remaining life of options outstanding is 3.53 years.

Share-based compensation

The fair value of options granted during 2018 and 2017 was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	2018	2017
Expected option life (years)	4.67	4.54
Expected volatility	88.62%	74.26%
Expected dividend yield	-	-
Risk-free interestrate	2.00%	1.35%
Expected forfeiture rate	1.00%	1.00%
Fair value per share	$1.74	$1.13
Total fair value	$6,069,960	$1,068,207

During 2018, the Company recognized share-based compensation expense of $2,700,894 for the vested portion of these stock options, of which $2,298,407 was expensed and $402,487 was capitalized as exploration expenditures (note 5). The Company also recognized share-based compensation of $280,961 for the vested portion of stock options previously granted during 2017, of which $246,427 was expensed and $34,534 was capitalized as exploration expenditures (note 5).

During 2017, the Company recognized share-based compensation expense of $787,245 for the vested portion of these stock options, of which $681,919 was expensed and $105,326 was capitalized as exploration expenditures. The Company also recognized share-based compensation of $1,949,499 for the vested portion of stock options previously granted during 2016, of which $1,769,102 was expensed and $180,397 was capitalized as exploration expenditures (note 5).

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

21

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

8.           CAPITAL STOCK (continued)

Share-based payment reserve (continued)

A summary of share-based payment reserve transactions is as follows:

	2018	2017
Balance, beginning of year	$3,278,378	$544,757
Share -based compensation	2,981,855	2,736,744
Stock options exercised, reallocated to capital stock	(64,068)	(3,123)
Balance, end of year	$6,196,165	$3,278,378

9.           INCOME TAXES

A reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense is as follows:

	2018	2017
Net loss for the year	$(5,771,550)	$(4,875,261)

Expected income tax (recovery)	$(1,558,000)	$(1,268,000)
Change instatutory, foreign tax, foreign exchange rates and other	(507,000)	(52,000)
Permanent differences	611,000	686,000
Share issue cost	(425,000)	(199,000)
Adjustment to prior years provision versus statutory tax returns	(15,000)	35,000
Change in unrecognized deductible temporary differences	1,894,000	798,000
Total income taxexpense (recovery)	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred taxed assets (liabilities) are as follows:

	2018	2017
Deferred tax assets (liabilities)
Exploration and evaluation assets	$506,000	$(246,000)
Property and equipment	41,000	(4,000)
Share issue costs	576,000	333,000
Non-capital losses available for future period	1,995,000	1,141,000
Unrecognized deferred tax assets	(3,118,000)	(1,224,000)
Net deferred tax assets (liabilities)	$-	$-

At December 31, 2018, the Company has non-capital loss carry-forwards of approximately $7,295,000 (Canada) and $83,000 (Mexico) for income tax purposes. The non-capital losses in Canada may be utilized to reduce future years' taxable income and expire over the years 2035 to 2038. The non-capital losses in Mexico may be utilized to reduce future years’ taxable income and expire in 2028. Deferred tax assets, which may arise as a result of these losses, have not been recognized as the Company determined that, as at December 31, 2018, their realization is uncertain.

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SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

10.         SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

2018	Canada	Mexico	Total
Net loss for the year	$5,395,830	$375,720	$5,771,550

Asset Information
Taxes receivable	$-	$3,877,934	$3,877,934
Deposits	$70,553	$-	$70,553
Property and equipment	$10,053	$1,292,831	$1,302,884
Exploration and evaluation assets	$-	$31,615,763	$31,615,763

2017
Net loss for the year	$4,571,123	$304,138	$4,875,261

Asset Information
Taxes receivable	$-	$1,526,702	$1,526,702
Deposits	$58,076	$-	$58,076
Property and equipment	$3,730	$997,308	$1,001,038
Exploration and evaluation assets	$-	$13,994,090	$13,994,090

11.         COMMITMENT

The Company leases its head office under a non-cancellable operating lease expiring within five years. On renewal, the terms of the lease are renegotiated. In 2018, excess office space was sub-let to a third party under a non-cancellable operating lease expiring in two years. Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

	2018	2017
Lease payments
Within one year	$181,184	$96,106
Later than one year but not later than five years	649,241	-
Later than five years	-	-
Total	$830,425	$96,106
Sub-Lease payments
Future minimum lease payments to be received
in relation to non-cancellable sub-leases of operating leases	$112,146	$500

12.         FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s cash and cash equivalents are invested in business accounts with quality financial institutions, and are available on demand for the Company’s programs.

23

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

12.         FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

2018	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$11,308,391	$32,359,542	$345,809	$44,013,742
Amounts receivable	169,449	-	1,125	170,574
Taxes receivable	36,519	-	3,877,934	3,914,453
Total financial assets	11,514,359	32,359,542	4,224,868	48,098,769
Less: accounts payable and accrued liabilities	(730,583)	(731,593)	(362)	(1,462,538)
Net financial assets	$10,783,776	$31,627,949	$4,224,506	$46,636,231

2017	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$10,074,987	$39,180	$2,157	$10,116,324
Amounts receivable	64,263	-	4,373	68,636
Taxes receivable	19,500	-	1,526,702	1,546,202
Total financial assets	10,158,750	39,180	1,533,232	11,731,162
Less: accounts payable and accrued liabilities	(306,778)	(581,493)	(18,020)	(906,291)
Net financial assets	$9,851,972	$(542,313)	$1,515,212	$10,824,871

At December 31, 2018, a 10% appreciation (depreciation) in the value of the US dollar and Mexican peso against the Canadian dollar, with all other variables held constant, would result in approximately a $3.6 million increase (decrease) in the Company’s net loss for the year.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, amounts receivable, and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for the Company’s exploration programs, which are refundable from the Canadian and Mexican governments. At December 31, 2018, the amounts receivable balance of $170,574 (2017 – $68,636) consisted primarily of $119,604 (2017 – $61,104) due from related parties (note 7). The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents. The Company’s practice has been to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificates, as they are held with a large and stable financial institution. As at December 31, 2018, with all other variables unchanged, a one percentage point change in interest rates would not have a significant impact on the Company’s net and comprehensive loss for the year.

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SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

12.         FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents are measured using level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2018 and 2017:

2018	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$44,013,742	$-	$-	$44,013,742
Amounts receivable	-	170,574	-	170,574
Total financial assets	$44,013,742	$170,574	$-	$44,184,316

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$1,462,538	$1,462,538

2017
Financial assets
Cash and cash equivalents	$10,116,324	$-	$-	$10,116,324
Amounts receivable	-	68,636	-	68,636
Total financial assets	$10,116,324	$68,636	$-	$10,184,960

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$906,291	$906,291

13.         MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties. The capital of the Company consists of items included in shareholders’ equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, the availability of financing, and industry conditions. There are no external restrictions placed on the management of capital.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned administrative overhead expenses and exploration plans for 2019. Actual funding requirements may vary from those planned due to a number of factors, including the progress and results of exploration and drilling activities. The Company believes it will be able to raise capital as required, in the long term, to fund its exploration programs, but recognizes there will be risks involved that may be beyond its control.

25

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2018

14.        SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company:

•

completed a private placement, with the new COO of the Company, of 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021. The Company did not pay a finder’s fee in connection with the private placement; and

•	issued a total of 409,905 common shares for total gross proceeds of $452,812 the details of which are as follows:
o	165,000 common shares at $0.16 per common share for proceeds of $26,400 upon the exercise of options;
o	40,000 common shares at $1.88 per common share for proceeds of $75,200 upon the exercise of options;
o	127,405 common shares at $1.45 per common share for proceeds of $184,737 upon the exercise of warrants;
o	40,000 common shares at $1.94 per common share for proceeds of $77,600 upon the exercise of options;
o	37,500 common shares at $2.37 per common share for proceeds of $88,875 upon the exercise of options; and

•

cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 entered into between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

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